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News Release	No. 15-294 February 10, 2015

Platinum Group Metals Strengthens Mine Building & Operations Team

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to announce the hiring of full time local mining specialists in South Africa as part of an operational readiness plan while the Company drives toward first production in Q4 of calendar 2015. The expanded leadership team includes the addition of a Mine Manager, Financial Manager, Head of Engineering, Head of Human Resources Development and a Safety and Environment Manager, all of whom have taken up the charge to progress Platinum Group’s WBJV Project 1 into 2015 production. The operating team will be overseen by the company’s Chief Operating Officer Mr. Peter Busse. Peter is a mine builder and mine manager with over 40 years of experience.

“This is an exciting and pivotal time for us. With funding for mine completion secure and the WBJV Project 1 seventy five per cent complete, the addition of these new local team members to our 1,700 plus person strong construction contracting team provides us with the expertise to take us successfully into production at a promising time for platinum and palladium,” said R. Michael Jones, President and CEO of Platinum Group Metals Ltd.

“Together, our team will remain sharply focused on safety as a key part of an overall culture that emphasizes caring about what we do and how each person performs at work. This culture is the main reason why we have done well on the ground and is a major part of how we plan to achieve continued strong performance,” said Mr. Jones.

Platinum Group is on track to become an important producer of platinum and palladium. In the last two years, the company has not only advanced Project 1 to near-term production, it has also discovered an entirely new platinum and palladium district at Waterberg, a project that we believe has the potential to continue South Africa’s role as the leading supplier of these strategic commodities.

Waterberg is considered one of the world’s best undeveloped “platinum group metal” deposits in terms of grade, cost and size and was named Global Discovery of the Year in 2012 by the Mines and Money Conference London.

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The new mine-building and operations management team that have joined the Company include:

David Ngubane, General Manager
David has extensive management experience and has worked on projects in Zambia, Botswana and South Africa. His career began with De Beers and progressed to operational positions including, Mining Engineer Planning & Projects, Mining Engineer and Overseer - Ground Handling and Shafts and Section Mining Engineer/Pit Manager. He has also served as Project Manager (Modular Mining) and excelled as Operations Manager at Anglo American Platinum (Rustenburg), and as Mine Manager (Expansion Projects) for Xstrata Alloys, amongst others. David’s last position was COO with Lanxess Chrome Mining. He obtained a B.Tech, Mining Engineering from the University of Johannesburg and a Post Graduate diploma in Business Management from the University of KwaZulu-Natal.

Leon Lewis, Safety, Health & Environment Manager
Leon is a founding member of the Association of Mine Professional Safety Practitioners of South Africa (AMSPSA). The main objectives of AMSPSA is to train and develop qualified industry safety practitioners. Leon has 19 years’ experience in safety, health and environment and served as Manager, Safety Health Environmental Risk & Quality at Lonmin. He also possesses a deep knowledge of integrated Safety Information Systems, extraction processes and has worked as an HR professional for 11 years. Leon graduated from Technikon South Africa with a B.Tech Degree – Safety Management and has an Advanced Business Management Diploma from Technikon South Africa

Curt von Graevenitz, Engineering Manager
Curt brings over 26 years of invaluable experience in the mining industry, of which 11 years is in the trackless mining and equipment environment. He has an extensive history in the application and maintenance of the Mine Health and Safety Act as well as having experience in asset, contract, maintenance, and project management. Curt has an excellent reputation as an engineering manager.

Schalk Engelbrecht, Financial Manager
With over 22 years of experience in the mining industry, Schalk comes to Platinum Group after working at De Beers in Internal Auditing and Production Accounting, at Southern Era Resources as a Financial Manager, and at Lonmin as a Senior Manager Shared Services and Senior Manager Finance. He holds a Bachelor of Commerce in Accounting and an MBA qualification and oversees the management of finance matters related to Platinum Group and its subsidiaries in South Africa.

Rowan Ray, Mine Manager
Rowan joins Platinum Group from Murray & Roberts (Zambia) where he was Project Manager. He brings extensive knowledge and experience of the BRPM North and South Shafts, both with similar ore bodies to the WBJV Project 1. Rowan has extensive experience in conventional, hybrid and board and pillar extraction, capital projects, mechanized development and hydro powered drill systems. He holds a Mine Managers Certificate of Competency and a BA degree.

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Deslin Johnson, Human Resources Development Superintendent
Deslin previously served as Training Manager at the Glencore Boshoek Smelter. His career started in the production field at Gold Fields Ltd. He also worked for Anglo American Platinum as a Human Resources Development Officer and at Basil Read Mining in Training at some of their international sites (Botswana and Namibia). Deslin carries numerous certifications in mine overseeing, skills facilitation and as a moderator among others.

About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the Project 1 Platinum Mine and the exploration and a resource update and pre-feasibility study on the newly discovered 29 million ounce Waterberg platinum deposit, where the Company is the operator of the Waterberg JV Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project. The Company is planning initial platinum production in the fourth quarter of calendar 2015, at the WBJV Project 1 Platinum Mine.

For further information contact:

R. Michael Jones, President or Kris Begic, VP, Corporate Development

Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the operating loan facility, including the terms, potential completion and the use of proceeds of such facility, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in negotiating with potential investors; that investors may require terms that differ from those set forth in this news release; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.